SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13D-1(A) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13D-2(A)
                               (AMENDMENT NO. 7)*

                              MEGADATA CORPORATION
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                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
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                         (Title of Class of Securities)

                                    585145105
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                                 (CUSIP Number)

       G.S. BECKWITH GILBERT                        DENNIS J. BLOCK, ESQ.
FIELD POINT CAPITAL MANAGEMENT COMPANY         CADWALADER, WICKERSHAM & TAFT LLP
          47 ARCH STREET                           ONE WORLD FINANCIAL CENTER
        GREENWICH, CT 06830                            NEW YORK, NY 10281
          (203) 629-8757                                 (212) 504-5555

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           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                January 28, 2005
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                    SCHEDULE 13D
CUSIP No. 585145105                                           Page 2 of 12 Pages
---------------------------------------- --------------------------------------

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NYLIB1 705215.2
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1       NAME OF REPORTING PERSON
        G.S. Beckwith Gilbert I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                        (A)[X]
                                                                        (B)[ ]
-------
------- ------------------------------------------------------------------------
3       SEC USE ONLY
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)
        00
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)

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6       CITIZENSHIP OR PLACE OF ORGANIZATION
        United States
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----------------------- ------- ------------------------------------------------
                        7       SOLE VOTING POWER

                                2,653,515*
      NUMBER OF
                        ------- ------------------------------------------------
                        ------- ------------------------------------------------
        SHARES          8       SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                 70,000**
                        ------- ------------------------------------------------
                        ------- ------------------------------------------------
         EACH           9       SOLE DISPOSITIVE POWER
      REPORTING
        PERSON                  2,653,515*
                        ------- ------------------------------------------------
                        ------- ------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
         WITH
                                70,000**
----------------------- ------- ------------------------------------------------
--------- ----------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,723,515*
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          66.6%
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (See Instructions)

          IN
--------- ----------------------------------------------------------------------

* Of these shares, 156,000 shares are held in Mr. Gilbert's IRA account.

** Mr. Gilbert disclaims beneficial ownership of these shares, which are held by the Gilbert Family Trust, of which he is a trustee.

------- ------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        Gilbert Family Trust
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                          (A)[X]
                                                                          (B)[ ]
-------
------- ------------------------------------------------------------------------
3       SEC USE ONLY
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)

        00
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)

------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
------- ------------------------------------------------------------------------
----------------------- ------- ------------------------------------------------
                        7       SOLE VOTING POWER

                                70,000
      NUMBER OF
                        ------- ------------------------------------------------
                        ------- ------------------------------------------------
        SHARES          8       SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                 0
                        ------- ------------------------------------------------
                        ------- ------------------------------------------------
         EACH           9       SOLE DISPOSITIVE POWER
      REPORTING
        PERSON                  70,000
                        ------- ------------------------------------------------
                        ------- ------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
         WITH
                                0
----------------------- ------- ------------------------------------------------
--------- ----------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          70,000
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          1.7%
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (See Instructions)

          OO
--------- ----------------------------------------------------------------------

INTRODUCTION

                  This is Amendment No. 7 to a statement on Schedule 13D (the "ORIGINAL SCHEDULE 13D") filed by G.S. Beckwith Gilbert relating to the shares of Common Stock, par value $.01 per share (the "COMMON STOCK"), of Megadata Corporation, a New York corporation ("MEGADATA" or the "COMPANY"). Items 3, 4 and 5 of the Schedule 13D are amended and supplemented as follows:

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  See Item 4.

ITEM 4            PURPOSE OF TRANSACTION.

                  The Company entered into a Debt Extension Agreement with Mr. Gilbert, dated as of November 1, 2004, pursuant to which the Company and Mr. Gilbert agreed to modify certain terms and conditions of an outstanding promissory note previously issued by the Company to Mr. Gilbert. The total amount due and owing as of November 1, 2004 was $8,939,880. Pursuant to the Debt Extension Agreement, the Company issued a new note in replacement of the previously outstanding. Under the terms of the new note, the outstanding principal amount and all accrued and unpaid interest is due and payable on November 1, 2005.

                  A copy of the Debt Extension Agreement is attached as Exhibit 1 hereto.

                  Mr. Gilbert continues to have a significant equity interest in the Company and intends to participate in and influence the formulation of the business plans and strategies of the Company.

                  Except as set forth above, Mr. Gilbert currently has no other plans or intentions which could result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of the date hereof, Mr. Gilbert and the Gilbert Family Trust had the following interest in the securities of the Company:

         (i) Mr. Gilbert beneficially owns 2,723,515 shares of Common Stock (including 156,000 shares held in Mr. Gilbert's IRA account and 70,000 shares held by the Gilbert Family Trust) representing approximately 66.6% of the Company's outstanding shares of Common Stock (based upon 4,088,115 shares of Megadata Common Stock outstanding as reported in Megadata's Quarterly Report on Form 10-Q for the quarter ended July 31, 2004. Mr. Gilbert disclaims beneficial ownership of the shares held by the Gilbert Family Trust.

         (ii) The Gilbert Family Trust beneficially owns 70,000 shares of Common Stock and is the beneficial owner of 1.7% of the Common Stock.

         (b) Mr. Gilbert has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of the 2,653,515 shares of Common Stock beneficially owned by him and shares with the other Trustees power to vote or to direct the vote and power to dispose or to direct the disposition of the 70,000 shares beneficially owned by the Gilbert Family Trust. (c) There have been no purchases or sales of the Company's stock by Mr. Gilbert within the last sixty days. (d) No person other than each respective owner referred to herein of Common Stock is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such Common Stock.
(e) Not applicable.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

         Exhibit 8 Debt Extension Agreement, dated as of November 1, 2004.

                                   Signature.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. Dated: January 28, 2005



  /S/ G.S. BECKWITH GILBERT
  -------------------------
G.S. Beckwith Gilbert